EXHIBIT 2.9

Dear IAMGold Shareholder:

We are pleased to enclose our Offer to purchase all of the outstanding common shares of IAMGold Corporation. Shareholders depositing their IAMGold shares under the Offer will receive 1.15 shares of Golden Star Resources Ltd. for each IAMGold common share deposited and purchased by Golden Star.

The Offer represents a 12.8% premium over the closing price of IAMGold’s common shares on May 27, 2004, the last trading day prior to the public announcement by Golden Star of its proposed business combination with IAMGold. We believe that our Offer is superior to the proposed arrangement between IAMGold and Wheaton River Minerals Ltd. that shareholders are being asked to consider at the IAMGold shareholders meeting scheduled for June 29, 2004.

We believe that the combination of Golden Star and IAMGold is a unique opportunity to create an intermediate gold producer with a portfolio of profitable gold mining operations, development projects and exploration properties in West Africa. We believe that West Africa is host to one of the world’s most geologically prospective areas for future gold discoveries and development of large, low cost mining operations. We believe that the combination of Golden Star and IAMGold will produce the following valuable benefits:

A leading intermediate gold producer. The combined company would have gold production of approximately 800,000 ounces per year commencing in 2005 and annual revenues of approximately $300 million at a gold price of $375 per ounce. Commencing in 2006, following completion of current development projects, the combined company would have estimated net free cash flow (after capital expenditures and exploration expense) in excess of $100 million per year. The combined company would have the largest reserve and resource base among intermediate producers, with approximately 7.3 million ounces of gold reserves and an additional 90 million tonnes of measured and indicated resources at an average grade of 1.6 grams per tonne. The new company would have significant potential to increase its resources and convert resources to reserves, particularly in our properties in Ghana.

Substantial cost savings. We estimate that the combined company would achieve annual savings of approximately $8 million per year commencing in 2005, primarily through a combination of corporate overhead cost reductions and rationalization of the two companies’ exploration programs.

Financial strength. On a pro forma basis, the combined company would have a strong, liquid balance sheet, with approximately $185 million (assuming a break-fee of $23 million is paid to Wheaton River in connection with the termination of the proposed IAMGold-Wheaton River arrangement) in cash, cash equivalents and bullion, with total long-term debt of approximately $12 million and sufficient cash flow to fund currently planned development activities. The combined company’s financial strength would provide excellent access to capital and an enhanced ability to expand the company’s portfolio of gold mines, development projects and exploration properties.

Portfolio of West African gold mines. Golden Star and IAMGold are both gold producing companies focused on West Africa. Our Bogoso/Prestea operation and Wassa development project, expected to commence production in the third quarter of 2004, are both in Ghana. IAMGold is also an established gold producer with mature production and cash flows from its minority interests in four large mines in West Africa, including the world-class Tarkwa and Sadiola mines in Ghana and Mali, respectively.

Management strength. The Golden Star management team would bring to the combined company many years of hands-on operating and project development experience in Ghana and other parts of West Africa and Africa, with strong credibility in the capital markets.

Stronger presence in West Africa. As a result of the proposed combination, we would emerge as the predominant intermediate gold mining company active in West Africa. With our extensive operating, project development and exploration experience and financial strength, we would have the opportunity to increase our portfolio by acquiring additional properties and by becoming the partner of choice for junior gold explorers in the region. We believe we would have greater flexibility than the senior gold companies active in West Africa in the pursuit of growth opportunities.

Increased geological understanding. The knowledge base established by IAMGold’s past activity in West Africa, combined with Golden Star’s own ongoing and active exploration program, is expected to result in a widespread geological understanding in West Africa. We believe that this will provide unique potential for organic growth that we can capitalize on with our in-house project development and operational skills.

Increased competitiveness. With its financial and management strength, enhanced geological understanding and significant presence in West Africa, the combined company would have increased ability to compete for world-class gold projects in the region.

Increased market profile. The combined company would have a market capitalization of approximately $1.4 billion based on the last trading prices of our respective shares on June 8, 2004. Due to the increased market capitalization, the shares of the combined company would be eligible investments for additional potential institutional investors in the U.S. and Canada. Most of Golden Star’s trading activity is on the AMEX, and most of IAMGold’s trading activity is on the TSX. The combined company should achieve an excellent balance of capital markets participation across the U.S.-Canadian border, with anticipated daily trading volumes of from $25 to $30 million per day.

Our Offer is conditional upon, among other things, at least 662/3% of the common shares of IAMGold (on a fully diluted basis) being validly deposited under the Offer and not withdrawn, the IAMGold-Wheaton River transaction not proceeding, Golden Star being permitted to review non-public information relating to IAMGold and the receipt of all necessary regulatory approvals. Accompanying this letter are documents that describe in greater detail the terms and conditions of the Offer. We refer you specifically to page 11 of the Offer, headed “Conditions to the Offer”, to page 25 of the U.S. prospectus being distributed to U.S. shareholders, headed “The Offer”, and to the accompanying Letter of Acceptance and Transmittal for instructions on how shareholders whose common shares are registered in their names may accept the Offer. Shareholders whose common shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance in depositing their common shares.

Thank you for your consideration of our Offer.

Yours truly,

Peter Bradford
President and Chief Executive Officer

If you have any questions, or need assistance in depositing your shares, please contact the Information Agent:

INNISFREE M&A INCORPORATED

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